FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response ..... 0.5
Washington, D.C. 20549
__ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instruction 1(b). (Print or Type Responses)
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Whiteford, Paul R., Jr.	2. Issuer Name and Ticker or Trading Symbol UAL Corporation (UAL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X__ Director ___ 10 % Owner Officer (give title below) ___ Other (specify below)
(Last)(First) (Middle) United Airlines Pilots Association International 6400 Shafer Court, Ste. 700	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 04/24/2003
(Street) Rosemont, IL 60018				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form Filed by One Reporting Person __ Form filed by More than One Reporting Person
(City)(State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month / Day / Year)	2A. Deemed Execution Date, if any (Month / Day / Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	Various dates between 9/30/02 and 3/17/03 (1)		J (1)		3,484.42	D	The price range at which the stock was sold was $3.6497 to $0.8209 (1)	1,529.1304	I	By ESOP Trustee

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month / Day / Year)	3a. Deemed Execution Date, if any (Month / Day / Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exerciseable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: (1)  Beginning on September 30, 2002 and ending on March 17, 2003, State Street, the trustee under UAL's Employee Stock Ownership Plan (ESOP), sold a total of  40,670,008  shares of UAL common stock held by the ESOP for varying prices that ranged between $3.6497 to $0.8209.  When ESOP shares are sold, each participant's account in the ESOP is reduced proportionally based on the participant's percentage interest in the ESOP.  The participants in the ESOP, including Paul R. Whiteford, Jr., have no discretion with respect to the terms of any sale of ESOP shares, including the timing.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Mary Jo Georgen	4/24/03
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.	** Signature of Reporting Person for Paul R. Whiteford, Jr.	Date
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